Exhibit 99.1

AMTD Digital Completed Its Auditor Rotation Process

PARIS & NEW YORK -- AMTD Digital Inc. (“AMTD Digital” or the “Company,” NYSE: HKD) announced that its board of directors and the audit committee have approved the appointment of Assentsure PAC (“Assentsure”) as its independent registered public accounting firm.

The Company’s appointment of Assentsure is in line with the Company’s auditor rotation policy, as well as dismissal and appointment criterion and standards as governed and administered by the audit committee. This change was initiated, supervised and approved by the audit committee to conform with international best practices on auditor independence.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD Digital Inc. are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD Digital Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

IR Office

AMTD Digital Inc.

ir@amtdigital.net